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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACP Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Ave.
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat Schertzer De La Torre Taraboulos & Co.
(Name - *if individual, state last, first, middle name)*

9300 S. Dadeland Blvd. (Address) Miami (City) Florida (State) 33156 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Esteban Endere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACP Securities, LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ROURE
Notary Public - State of Florida
Commission # GG 041937
My Comm. Expires Oct 25, 2020

Signature

Managing Member
Title

Notary Public
✓ personally known

SEC Mail Processing
FEB 22 2019
Washington, DC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☑ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACP SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

ACP SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-12
SUPPLEMENTARY INFORMATION	13
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II: Statement on Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule III: Statement on Exemption Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Schedule IV: Statement of Changes in Liabilities Subordinated to Claims of General Creditors	17
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	18-21
Report of Independent Registered Public Accounting Firm on Exemption Provision	22-23

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of ACP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACP Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACP Securities, LLC's management. Our responsibility is to express an opinion on ACP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of ACP Securities, LLC's financial statements. The supplemental information is the responsibility of ACP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as ACP Securities, LLC's auditor since 2010.

Miami, Florida

February 18, 2019

ACP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets		
Cash and cash equivalents	$ 118,873	
Deposit with clearing broker	100,000	
Accounts receivable – clearing broker	407,682	
Marketable securities, at market value	1,008,364	
Money market fund	6,647	
Furniture and equipment, net of accumulated depreciation of $71,380	14,499	
Security deposit on office lease	20,140	
Other assets	13,024	
Total Assets		$ 1,689,229
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 353,538	
Payable to clearing broker	620,578	
Liabilities subordinated to claims of general creditors	500,000	
Total Liabilities		1,474,116
Member's Equity		215,113
Total Liabilities and Member's Equity		$ 1,689,229

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues		
Commissions	$ 4,161,372	
Unrealized loss from investment and trading securities	(6,875)	
Expense sharing reimbursement	60,000	
Interest income	25,561	
Total Revenues		4,240,058
Expenses		
Salaries and related costs	3,559,780	
Clearing costs	166,686	
Professional fees	160,056	
Communications and market data	151,345	
Interest expense	66,339	
Occupancy expense	154,726	
Other operating expenses	82,695	
Regulatory fees	24,395	
Depreciation	8,280	
Total Expenses		4,374,302
Net Loss		$ (134,244)

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance – January 1, 2018	$ (150,643)	
Net loss	(134,244)	
Portion of liabilities subordinated to claims of general creditors converted to capital	500,000	
Balance – December 31, 2018		$ 215,113

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities		
Net loss		$ (134,244)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,280	
Changes in operating assets:		
Decrease in accounts receivable-clearing broker	574,657	
Increase in marketable securities	(595,347)	
Decrease in other assets	14,390	
Increase in payable to clearing broker	54,175	
Increase in accounts payable and accrued expenses	60,037	
Total Adjustments		116,192
Net Cash Used In Operating Activities		(18,052)
Net Decrease In Cash and Cash Equivalents		(18,052)
Cash and Cash Equivalents – Beginning		136,925
Cash and Cash Equivalents – Ending		$ 118,873
Supplemental Disclosure of Cash Flow Information:		
Cash payments for interest		$ 66,339
Non-Cash Operating Transaction:		
Portion of liabilities subordinated to claims of general creditors converted to capital		$ 500,000

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

ACP Securities, LLC (the Company) was formed on November 4, 2005 and is a wholly owned subsidiary of ACP Capital Holdings, LLC (sole member and parent), a financial services company. The Company is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade-date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 with the clearing broker.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2018.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of furniture and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized. When furniture and equipment are replaced, retired, or otherwise disposed of, the cost of such assets and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash and Cash Equivalents

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

institution. At December 31, 2018, the Company had no cash balances in excess of federally insured limits. Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly, has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2018 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2018.

Income Taxes

No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The parent company will include the Company's income or loss on its tax return. Generally Federal and State tax authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2018.

Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue from Contracts with Customers

In May 2014, the FASB issued an ASU on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from generally accepted accounting principles (GAAP). The core principle of the revenue recognition standard is to require an entity to recognize revenue as the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU standard is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes existing guidance on accounting for leases. This standard update intends to increase transparency and improve comparability by requiring entities to recognize assets and liabilities on the balance sheet for all leases, with certain exceptions. In addition, through improved disclosure requirements, the standard update will enable users of financial statements to further understand the amount, timing, and uncertainty of cash flows arising from leases. This standard update allows for a modified retrospective application and is effective for reporting periods beginning after December 15, 2019; however, early adoption is permitted. Entities are allowed to apply the modified retrospective approach (1) retrospectively to each prior reporting period presented in the financial statements with the cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption (January 1, 2020) through a cumulative-effect adjustment. The effective date of this standard is January 1, 2020, at which time the Company will adopt the standard using the modified retrospective approach with a cumulative-effect adjustment to retained earnings recorded at the beginning of the period of adoption. Therefore, upon adoption, the Company will recognize and measure leases without revising prior year comparative period information or disclosure. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The Company's current operating lease portfolio is primarily comprised of office space. Upon adoption of this standard, the Company expects to recognize a right-of-use asset and lease liability related to substantially all lease arrangements. The Company has completed our assessment of the transition practical expedients offered by the standard. These practical expedients lessen the transitional burden of implementing the standard update by not requiring a reassessment of certain conclusions reached under existing lease accounting guidance. Accordingly, the Company will apply these practical expedients and will not reassess: 1)whether an expired or existing contract is a lease or contains an imbedded lease; 2) lease classification (i.e. operating or finance lease) of an expired or existing lease; 3) initial direct costs for an existing lease; and 4) whether an existing or expired land easement is or contains a lease if it has not been accounted for as a lease. The Company is in the process of determining the scope of impact of the standard update and the related data gathering. The Company is also evaluating and implementing changes to our process and internal controls to meet the standard update's accounting, reporting, and disclosure requirements. Although the Company has not yet completed our evaluation of the standard update, we cannot reasonably estimate at this time the quantitative impact that the adoption of this accounting standard will have on its financial statements.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2018, the Company's net capital was $663,476 which was $563,476 in excess of its required net capital of $100,000. At December 31, 2018, the Company's net capital ratio to aggregate indebtedness was 1.47 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, deposit with clearing broker, accounts receivable, money market accounts, other assets, payable to clearing broker, accounts payable and accrued expenses, liabilities subordinated to claims of general creditors approximate fair value due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on

NOTE 4. FAIR VALUE MEASUREMENTS *(continued)*

market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2018, the Company owned United States Treasury Bills with a market value of $1,008,364 which are considered a Level 1 of the fair value hierarchy.

NOTE 5. FURNITURE AND EQUIPMENT, NET

	Estimated Useful Lives (Years)	
Furniture and equipment	5-7	$ 85,879
Less: accumulated depreciation		71,380
Furniture and equipment, net		$ 14,499

Depreciation expense amounted to $8,280 for the year ended December 31, 2018.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company entered into a new lease during the year 2015 for its office space in Miami, Florida. Future minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

NOTE 6. COMMITMENTS AND CONTINGENCIES *(continued)*

2019	$	21,936
Total Future Minimum Rental Commitments	$	21,936

The Company is in negotiations to renew its lease. Rent expense for the year ended December 31, 2018 amounted to $154,726, including employee parking and sales tax.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2019, the date the financial statements were available to be issued. There have been no subsequent events as of the date of the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On August 17, 2011, the Company borrowed $1,000,000 from its parent Company (ACP Capital Holdings, LLC) under a FINRA approved subordinated loan agreement. On August 2, 2018, FINRA approved a $500,000 conversion of the loan to equity, leaving a subordinated loan balance of $500,000. This loan bears interest at 7% per annum and matures August 18, 2019 with a rollover provision. Monthly payments of interest are made to its parent company.

NOTE 9. RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an expense sharing agreement with a certain affiliate, whereby the affiliate would reimburse the Company a fee of $2,000 per month which increased to $5,000 per month beginning April 2015. During the year ended December 31, 2018, the Company received $60,000 under this agreement.

ACP SECURITIES, LLC

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

ACP SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Member's Equity		$ 215,113
Add: Liabilities subordinated to claims of general creditors		500,000
Total Capital and Allowable Liabilities		715,113
Less Non-Allowable Assets		47,663
Other deductions and/or charges		11
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Exempted securities	3,795	
Other securities	168	
		3,963
Net Capital		663,476
Net Capital Required – Greater $100,000 or 6.666% of Aggregate Indebtedness		100,000
Excess Net Capital (net capital less net capital required)		$ 563,476
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 543,476
Aggregate Indebtedness		$ 974,116
Ratio: Aggregate Indebtedness to Net Capital		1.47

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2018, and the above calculation.

See Independent Registered Accounting Firm's Report regarding supplementary information.

ACP SECURITIES, LLC

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2018.

See Independent Registered Accounting Firm's Report regarding supplementary information.

ACP SECURITIES, LLC

SCHEDULE III
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2018.

See Independent Registered Accounting Firm's Report regarding supplementary information.

ACP SECURITIES, LLC

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, Beginning of year	$ 1,000,000
Additions	-
Decreases	(500,000)
Balance, End of year	$ 500,000

See Independent Registered Accounting Firm's Report regarding supplementary information.

KABAT· SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of ACP Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by ACP Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating ACP Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. ACP Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED- UPON PROCEDURES (continued)

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on ACP Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of ACP Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 18, 2019

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

10*10*******1804*********************MIXED AADC 220
67185 FINRA DEC
ACP SECURITIES LLC
1450 BRICKELL AVE STE 1400 STE
MIAMI, FL 33131-3450

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Gilman 561-771-0036

2 A. General Assessment (item 2e from page 2) $ 4,174

B. Less payment made with SIPC-6 filed (exclude interest) (2,188)

7/25/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,986

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,986

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 1,986

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MANAGING PARTNER, COO
(Title)

Dated the 5 day of FEBRUARY, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ___ Received ___ Reviewed ___

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,240,058
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	1,265,448
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	166,686
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 25,561	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	25,561
Total deductions	1,457,695
2d. SIPC Net Operating Revenues	$ 2,782,363
2e. General Assessment @ .0015	$ 4,174
	(to page 1, line 2.A.)

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ACP Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report in which ACP Securities, LLC identified the following provisions of 17 § C.F.R. 15c3-3(k) under which ACP Securities, LLC claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and ACP Securities, LLC stated that ACP Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. ACP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 18, 2019

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

ACP Securities, LLC

Exemption Report

We as members of management of ACP Securites, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception.

ACP Securities, LLC

I, Esteban Endere, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Partner, COO

Date: February 18, 2019

1450 BRICKELL AVENUE, SUITE 1490 | MIAMI | FLORIDA | 33131 | PHONE 305-670-4180 | FAX 305-670-4182